December 8, 2009

VIA EDGAR

The United States Securities
   and Exchange Commission
SEC Headquarters
100 F Street NE
Washington, D.C. 20549-8629

Subject:	Nationwide VLI Separate Account - 4 Nationwide Life Insurance Company SEC File No. 333-153343

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Nationwide Investment Services Corporation, the General Distributor of the Corporate Flexible Premium Variable Universal Life Insurance Policies to be issued by Nationwide VLI Separate Account-4 (the “Variable Account”), respectfully requests acceleration of the effective date of the Registration Statement for the Variable Account.  It is desired that the registration become effective on Friday, December 11, 2009, or as soon thereafter as reasonably practicable.

The undersigned is officer for Nationwide Investment Services Corporation and is duly authorized to request accelerated effectiveness of the Registration Statement.

Please call Timothy D. Crawford at (614) 249-3398 should you have questions.

Very truly yours,

NATIONWIDE INVESTMENT SERVICES CORPORATION

/s/ Terry C. Smetzer
Terry C. Smetzer
Associate Vice President and Assistant Treasurer

cc:	Ms. Rebecca Marquigny Stop 5-6 Office of Insurance Products

December 8, 2009

VIA EDGAR

The United States Securities
   and Exchange Commission
SEC Headquarters
100 F Street NE
Washington, D.C. 20549-8629

Subject:	Nationwide VLI Separate Account - 4 Nationwide Life Insurance Company SEC File No. 333-153343

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Nationwide Life Insurance Company for itself and on behalf of its Nationwide VLI Separate Account-4 (the “Variable Account”) respectfully requests acceleration of the effective date of the Registration Statement for the Variable Account.  It is desired that the registration become effective on Friday, December 11, 2009, or as soon thereafter as reasonably practicable.

The undersigned is an officer of Nationwide Life Insurance Company and is duly authorized to request accelerated effectiveness of the Registration Statement.

Please call Timothy D. Crawford at (614) 249-3398 should you have questions.

Very truly yours,

NATIONWIDE LIFE INSURANCE COMPANY

/s/ April VanDervort
April VanDervort
Vice President

cc:	Ms. Rebecca Marquigny Stop 5-6 Office of Insurance Products